UNITED STATES
	 SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

		    SCHEDULE 13G/A
      Under the Securities Exchange Act of 1934

              Capital Product Partners L.P.
	          (Name of Issuer)

                    Common Stock
            (Title of Class of Securities)

                      Y11082107
   	           (CUSIP Number)

                  December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[   ]	Rule 13d-1(d)


CUSIP No.  Y11082107

1.Names of Reporting Persons.

GPS Partners LLC

I.R.S. Identification Nos. of above persons (entities only).

73-1735371

2.Check the Appropriate Box if a Member of a Group

(a) [   ]
(b) [   ]

3.SEC Use Only

4.Citizenship or Place of Incorporaion

California, United States


Number of 	5.Sole Voting Power	155,985
Shares
Beneficially	6.Shared Voting Power	None
Owned by
Each 		7.Sole Dispositive Power   155,985
Reporting
Person With	8.Shared Dispositive Power	None

9.Aggregate Amount Beneficially Owned by Each Reporting Person	155,985

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]

11.Percent of Class Represented by Amount in Row (9) 1.15%

12.Type of Reporting Person:  IA


CUSIP No.  Y11082107

1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Brett S. Messing

2.Check the Appropriate Box if a Member of a Group

(a) [   ]
(b) [   ]

3.SEC Use Only

4.Citizenship or Place of Incorporaion

United States


Number of 	5.Sole Voting Power	155,985
Shares
Beneficially	6.Shared Voting Power	None
Owned by
Each 		7.Sole Dispositive Power   155,985
Reporting
Person With	8.Shared Dispositive Power	None

9.Aggregate Amount Beneficially Owned by Each Reporting Person	155,985

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]

11.Percent of Class Represented by Amount in Row (9) 1.15%

12.Type of Reporting Person:  HC


Item 1(a).	Name of Issuer:

		Capital Product Partners L.P.

Item 1(b).	Address of Issuer's Principal Executive Offices:

		3 IASSONOS STREET
		PIRAEUS J3 18537


Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

		GPS Partners LLC
		100 Wilshire Blvd. Suite 900
		Santa Monica, CA 90401
		California, United States

		Brett S. Messing
		100 Wilshire Blvd. Suite 900
		Santa Monica, CA 90401
		California, United States
		United States

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		Y11082107

Item 3.	GPS Partners LLC is an investment advisor in
accordance with ss.240.13d-1(b)(1)(ii)(E). Brett S. Messing is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership:

	a. Amount beneficially owned: 155,985

	b. Percent of Class: 1.15%

	c. Number of shares as to which the person has:

		(i) Sole power to vote or to direct the vote  155,985

		(ii) Shared power to vote or to direct the vote	None

		(iii)Sole power to dispose or to direct the disposition of 155,985

		(iv) Shared power to dispose or to direct the disposition None

Item 5.	Ownership of Five Percent or Less of a Class:

	[X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

	Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on By the Parent Holding Company of Control
	Person:

	Not applicable.

Item 8.	Identification and Classification of Members of the Group:

	Not applicable.

Item 9.	Notice of Dissolution of Group:

	Not applicable.

Item 10.Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 12, 2008

	GPS Partners LLC

	By:/s/ Steven A. Sugarman

	Steven A. Sugarman
	Title:   Partner

	By: /s/ Brett S. Messing
        ----------------------------
        Name:  Brett S. Messing
	Title: Managing Partner


			JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G/A, dated February 12, 2008, (the "Schedule 13G/A"), with respect to the Common Stock of Capital Product Partners L.P. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 12th day of February 2008.


                                          GPS Partners LLC

                                          By: /s/ Steven A. Sugarman
                                          ---------------------------
                                          Name:  Steven A. Sugarman
                                          Title: Partner


                                          By: /s/ Brett S. Messing
                                          ----------------------------
                                          Name:  Brett S. Messing
					  Title: Managing Partner


		Statement of Control Person


The Statement on this Schedule 13G/A dated February 12, 2008 with respect to the common stock of is filed by Capital Product Partners L.P.
Brett S. Messing in accordance with the provisions of Rule 13d-1(c) and Rule 13d-1(k),respectively, as control person (HC) of GPS Partners LLC.

GPS Partners LLC files this statement on Schedule 13G/A in accordance with the provisions of Rule 13d-1(c) and Rule 13d-1(k), respectively, as investment advisors (IA).